Filed by Quintiles Transnational Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: IMS Health Holdings, Inc.

Commission File No.: 001-36381

The following presentation used or expected to be used by Quintiles Transnational Holdings Inc. in meetings with certain investors:

Drug Development Closing the Loop May 17th 2016

Cautionary Statements Regarding Forward Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. IMS Health and Quintiles caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to closing of the merger may not be satisfied; (iii) the ability of IMS Health and Quintiles to integrate their businesses successfully and to achieve anticipated cost savings and other synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against IMS Health, Quintiles or their respective directors, (vi) possible disruptions from the proposed transaction that could harm IMS Health’s or Quintiles' business, including current plans and operations, (vii) the ability of IMS Health or Quintiles to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the merger, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IMS Health’s and/or Quintiles' financial performance, (x) certain restrictions during the pendency of the merger that may impact IMS Health’s or Quintiles' ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IMS Health’s or Quintiles' consolidated financial condition, results of operations, credit rating or liquidity. Neither IMS Health nor Quintiles assumes any obligation to provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information About the Transaction and Where to Find It In connection with the proposed transaction, IMS Health and Quintiles will be filing documents with the Securities and Exchange Commission (“SEC”), including the filing by Quintiles of a registration statement on Form S-4, and Quintiles and IMS intend to mail a joint proxy statement regarding the proposed transaction to their respective shareholders that will also constitute a prospectus of Quintiles. After the registration statement is declared effective, IMS Health and Quintiles plan to mail to their respective shareholders the definitive joint proxy statement/prospectus and may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IMS Health or Quintiles may file with the SEC. Investors and security holders of IMS Health and Quintiles are urged to read the registration statement, the joint proxy statement/prospectus and any other relevant documents, as well as any amendments or supplements to these documents, carefully and in their entirety when they become available because they will contain important information. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IMS Health and Quintiles through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IMS Health or Quintiles at the following: IMS Health Quintiles ir@imshealth.comInvestorRelations@quintiles.com +1.203.448.4600+1.919.998.2590 Investor Relations4820 Emperor Boulevard 83 Wooster Heights RDPO Box 13979 Danbury, CT, 06810Durham, North Carolina 27703 Participants in the Solicitation IMS Health, Quintiles and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding IMS Health’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in IMS Health’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on February 22, 2016, which are filed with the SEC. Information regarding Quintiles' directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Quintiles' Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 21, 2016, which are filed with the SEC. Additional information will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus when they become available. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Note on Non-GAAP Financial Measures Non-GAAP results, such as combined adjusted EBITDA, unlevered free cash flow and gross debt, are presented only as a supplement to IMS Health’s and Quintiles’ financial statements based on GAAP. Non-GAAP financial information is provided to enhance understanding of IMS Health’s and Quintiles’ financial performance, but none of these non-GAAP financial measures are recognized terms under GAAP and non-GAAP measures should not be considered in isolation from, or as a substitute analysis for, IMS Health’s and Quintiles’ results of operations as determined in accordance with GAAP. Definitions and reconciliations of non-GAAP measures to the most directly comparable GAAP measures are provided within the schedules attached to this release. IMS Health and Quintiles use non-GAAP measures in their respective operational and financial decision making, and believe that it is useful to exclude certain items in order to focus on what they regard to be a more reliable indicator of the underlying operating performance of the business. As a result, internal management reports feature non-GAAP measures which are also used to prepare strategic plans and annual budgets and review management compensation. IMS Health and Quintiles also believe that investors may find non-GAAP financial measures useful for the same reasons, although investors are cautioned that non-GAAP financial measures are not a substitute for GAAP disclosures. Non-GAAP measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to IMS Health and Quintiles, many of which present non-GAAP measures when reporting their results. Non-GAAP measures have limitations as an analytical tool. They are not presentations made in accordance with GAAP, are not measures of financial condition or liquidity and should not be considered as an alternative to profit or loss for the period determined in accordance with GAAP or operating cash flows determined in accordance with GAAP. Non-GAAP measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider such performance measures in isolation from, or as a substitute analysis for, IMS Health’s and Quintiles’ respective results of operations as determined in accordance with GAAP.

Discovery Pre-clinical and toxicology Phase 1 (IND) Phase 2 Phase 3 New Drug Application (NDA) Market Access/ Payer Marketing and commercial launch Payer Real World Components of developing new therapies

Bio-pharma recovering from a recent productivity lull CDER FDA approvals 1999-2015 Phase 3 failures 2007-2010 IMS Health Informatics US use of medications Apr 2014 FDA reports 2015 Nature Reviews Drug Discovery.2011:10:87 (February 2011) Breakthrough Designation *BLAs transferred to CDER *

Impact of more targeted therapies and patient populations Increased probability of success of more targeted therapies alone and combined with companion diagnostics (CDx) J Thorac Oncol. 2014;9:163–169 Cumulative success rate of new therapies for NSCLC 1998-2012

Biomarkers for stratification and treatment optimization Ongoing transition from anatomic pathology to genomic sequencing PMC Coalition Progress Report 2014 PMC Coalition Progress Report 2015 Tufts CSDD Personalized Medicine Is Playing a Growing Role in Development Pipelines 2010

Shift towards novel therapies and smaller indications An evolving definition of a “rare” disease IMS Health Informatics US use of medications Apr 2014 FDA reports 2015

Even in smaller populations, blockbusters are possible Novel therapies, even in small populations, can potentially generate significant revenue Trends in US NDAs HBM Partners, 2016

Increasing Complexity of Clinical Studies Consequence of therapies designed for stratified populations, rate indications with targeted therapies and biomarkers Design Characteristics 2002 2012 % Change Total Number of Endpoint 7 13 86% # Total Number of Procedures 106 167 58% # Total Number of Eligibility Criteria 31 50 61% # Total Number of Countries 11 34 209% # Total Number of Investigative Sites 124 196 58% # Total Number of Patients Randomized 729 597 18% $ Int. J. Enviorn. Res. Public Health. 2014;11:5069-5080

Discovery Pre-clinical and toxicology Phase 1 (IND) Phase 2 Phase 3 Market Authorization (NDA) Definition of success in drug development - The Past Goal: successful market authorization- new drug application (NDA) Past

Definition of success in drug development - The Present Goal: obtain reimbursement, market-access with some pharmacoeconomic validation or safety surveillance Past Present Discovery Pre-clinical and toxicology Phase 1 (IND) Phase 2 Phase 3 Market Authorization (NDA) Market Access / Payer Marketing and commercial launch Payer Late Phase / Real World

Definition of success in drug development - The Future Goal: utilize the full spectrum of data to inform future discovery and clinical development Past Present Future Discovery Pre-clinical and toxicology Phase 1 (IND) Phase 2 Phase 3 Market Authorization (NDA) Market Access / Payer Marketing and commercial launch Payer Availability of Data Accessibility of Data Ability to properly derive insights from data Late Phase / Real World >1,100 MDs >1,050 PhDs 14 CoEs >850 biostatisticians